Exhibit 99.1

1

Presentation to ISS
November 18, 2015
Presenters:
Dr. Ofer Borovsky, Chairman of Nominating Committee, Independent
& External Director
Irit Ben-Dov, Independent & External Director
Yos Shiran, CEO

2

Disclaimer
These slides and the accompanying oral presentation may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-
looking statements generally relate to the Company’s plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to:
the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading “Risk
Factors” in our most recent annual report on Form 20-F and other documents filed with the
Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

3

Part I:
Caesarstone’s
Business

Adjusted EBITDA
Adjusted Net Income
Revenue
$
150.0
125.0
100.0
75.0
50.0
25.0
0.0
$
480.0
420.0
360.0
300.0
240.0
180.0
120.0
60.0
0.0
$162.6
$198.8
$259.7
$296.6
$356.6
$447.4
$34.4
$16.0
$50.5
$29.8
$58.8
$34.8
$69.4
$44.0
$91.7
$64.0
$116.6
$82.5
2009
2010
2011
2012
2013
2014

Quartz Is the Fastest Growing Category in a $81bn Market

Market Share
Laminates 15%

caesarstone

Company Overview
• 27 years of leadership
• Strong premium brand associated with
 quality, innovation and excellent service
• 12% global market share (by volume)
• Distribution network across over 50
 countries
• Diversified revenue with approximately
 55% of revenue from North America
Quartz Market Opportunity
• 2014 market penetration: 10% by sales
• Fastest growing surfaces category (’99 -
 ’14)
 • Grew at 15.7% CAGR
 • From 2% penetration in 1999
• Capturing high % of market share in key
 markets
Global Leader in the Attractive Quartz Surface Market
Source: Freedonia, February 2015
Quartz is the
fastest
growing
category
Quartz
10%
Growth
Development
Maturity
Dwindling
Solid
Surface
25%
Granite
27%
Marble
2%
Strong Performance Through the Cycle
($mm)

5

Key Investment Highlights
• Premium brand with superior customer value proposition
• Leading manufacturer in high growth quartz surfaces market
• Strong, diversified global distribution platform
• World-class marketing, R&D and manufacturing capabilities
• Proven track record of growth and product innovation
• Experienced management team under whose leadership Caesarstone
 (“Caesarstone” or the “Company”) has grown significantly and continues to grow
• Attractive financial profile

Resistant
Non Porous
Scratch Resistant
Multi-
functio
Strong
Flexible
Easy Fabrication
Stain Resistant
Heat Resistant
Versatile

caesarstone

6

Caesarstone’s Superior Value Proposition
• Premium product with unique
 combination of high quality and long-
 lasting beauty
• Trend-setting innovation with top
 design
• High service level with
 comprehensive sales and marketing
 approach
• Caesarstone’s quartz surfaces are
 used as countertops in more than 50
 countries
-
 Quartz received the highest overall
 score among countertop materials
 - Consumer Reports Magazine, July 2013

Israel

YTD '15 Sales by Region

ROW
7%
Europe
5%
Israel
8%
Australia
21%
Canada
14%
USA
45%

2014 Sales by Region

Europe
5%
ROW
7%
Australia
24%
Israel
9%
Canada
13%
USA
42%

2014 Sales Distribution Split

Indirect
distribution
11%
Direct
distribution
89%

caesarstone

7

Leading Global Footprint with Diverse Revenue Mix
Singapore
Canada
USA
Australia
Direct distribution
Indirect distribution

Marble
2%
Granite
27%
Laminates
15%
Engineered
Quartz
10%
Other
21%
Solid
Surfaces
25%

86%
39%
18%
8%
Israel
Australia
Canada
U.S.

2014 Caesarstone Market Share in Key Markets (by volume)

84%
55%
36%
19%
Israel
Australia
Canada
U.S.

caesarstone

8

Positioned to Capture Growth from Quartz Penetration

$81BN Global Countertop Market Material
Segmentation (2014 sales)
2014 Quartz Share of Countertop Market
by Region (by volume)
Source: Freedonia, February 2015; Company estimates
Note: Quartz share based on value

31
60
87
123
186
136
167
2010
2011
2012
2013
2014
YTD'14
YTD'15

15.7% CAGR
5%
8%
Quartz Share of Countertop Market
22.3% CAGR
14%
19%
Caesarstone Market Share
2010
2014

18.3% CAGR

5.1% CAGR
$303 bn
$352 bn
2014
2017E

caesarstone

9

The U.S. Remains a Significant Opportunity
Caesarstone continues to execute on its go-to-market strategy in the U.S. driven by increasing quartz penetration
Source: Freedonia, February 2015; Company estimates
1 Calculation applies 1% increase in quartz penetration (by volume) based on 2014 total market volume and 2014 quartz prices as provided by Freedonia February 2015 report
2 HousingEconomics.com , February 2015
3 Home Improvement Research Institute, March 2015
1,001k
2014
2016E
1,400k
U.S. New Housing Starts2
U.S. Home Improvement Product Sales3
Caesarstone U.S. Revenue Performance ($mm)
U.S. Market Penetration (by volume)
1% increase in
penetration ≈ $350mm1
21%
9%
42%
50%
YoY organic growth
23%

Plant	Sdot-Yam	Bar-Lev	Richmond Hill
Location	Israel	Israel	U.S.
Date Built	1987	2005/2007	2015
# of Lines	2	3	2

caesarstone

10

Differentiated Approach
• Unique advanced technological capabilities
• Continued investment in IP and know-how protected products
• Product superiority with zero defect policy
• High standards (ISO, Leed, NSF SCS, Greenguard)
• High throughput and lean approach
• Binder chemistry and formulation optimization
World Class Manufacturing and R&D Capabilities
Current Facilities

11

12

Proven Track Record of Growth and Innovation
• Proven ability to enter and develop key markets
• Continued introduction of innovative new products
1987
1999
2006
2009
2010
1987
Israel
2009
South
East Asia
Market Entry
New
Products
2003
Concetto
1998
1987
Classico
2009
Motivo
2010
Supremo
1999
U.S.
2003
Canada &
South Africa
2003
1988
Europe
1998
Australia
2006
China
2008
Australia
2010
Canada
2011
U.S. &
Singapore
Direct
Distribution
1987
Israel
Manufacturing
1987
1st  plant
2005
2nd plant
(3rd line)
2007
4th line
2002
2nd line
2015
History of execution with a clear strategy to capture future growth
2012
Super
Natural
2012
U.S. plant
6th, 7th lines
2011
Brazil
Q3 2014
5th line

CAGR: 22.5%
$198.8
$259.7
$296.6
$356.6
$447.4
2010
2011
2012
2013
2014

39.4%
40.2%
43.0%
45.5%
42.4%
CAGR: 24.8%
$78.3
$104.3
$127.4
$162.1
$189.7
2010
2011
2012
2013
2014

25.4%
22.6%
23.4%
25.7%
26.1%
CAGR: 23.3%
$50.5
$58.8
$69.4
$91.7
$116.6
2010
2011
2012
2013
2014

15.0%
13.4%
14.8%
17.9%
18.4%
CAGR: 29%
$29.8
$34.8
$44.0
$64.0
$82.5
2010
2011
2012
2013
2014

caesarstone

13

Strong Growth and Profitability
Revenue ($mm)
Adj. EBITDA and % Margin ($mm)
Adj. Net Income and % Margin 1 ($mm)
Gross Profit and % Margin ($mm)
YoY
Growth:
30.6%
22.2%
20.2%
14.2%
33.2%
45.6%
27.3%
22.2%
YoY
Growth:
YoY
Growth:
16.4%
46.8%
32.1%
18.2%
16.8%
85.9%
45.3%
26.6%
YoY
Growth:
¹ Adjusted net income attributable to controlling interest
25.5%
17.0%
27.1%
29.0%

2012
2013
2014
2015
$67.3
$76.4
$94.4
$107.8
$75.4
$89.0
$116.1
127.5$
$77.6
$94.3
123.3$
136.8$
$76.2
$96.8
113.6$
Q1
Q2
Q3
Q4

2012
2013
2014
2015
$13.7
$17.6
$22.1
$25.5
$18.0
$24.6
$30.4
33.5$
$21.3
$25.2
35.9$
36.2$
$16.5
$24.2
28.1$
Q1
Q2
Q3
Q4

caesarstone

14

Quarterly Financial Performance
• Industry characterized by seasonality with strong Q3 and
 weaker Q1 annually
• Consistent year-over-year revenue growth across quarters
• Robust Adjusted EBITDA growth year-over-year despite
 volatility in raw material costs, exchange rates fluctuations and U.S. manufacturing unabsorbed/start-up costs
Revenue ($mm)
Adj. EBITDA ($mm)
13.6%
27.0%
17.4%
4.6%
21.6%
30.7%
11.0%
14.2%
17.9%
30.4%
9.9%
13.9%
36.9%
23.3%
10.4%
YoY Growth
’11-’12 28.5%
‘12-’13  13.5%
‘13-’14 23.5%
‘14-’15 14.2%
18.2%
18.4%
42.4%
 0.8%
22.4%
47.1%
16.1%
YoY Growth

’11-’12 18.9%
‘12-’13  28.9%
‘13-’14 25.4%
‘14-’15 15.3%

$5.5
$8.8
$13.5
$27.4
$86.4
2010
2011
2012
2013
2014

$45.0
$50.0
$56.0
$64.3
$30.2
2010
2011
2012
2013
2014

- Flexible capital structure with $52.6mm in cash and short term bank deposits, and $17.8mm of debt

- 2 new lines in the U.S. will cost approximately $130mm (1st line operational since Q2'15, 2nd will be operational in Q4'15)

caesarstone

Cash Flow Supports Future Growth
• 5th production line at Bar-Lev cost $24mm
 (1st phase operational in Q4’13, 2nd phase in Q2’14)
• Strong cash flow generation and growth enabling
 $20mm dividend distribution in 2013 and 2014
• Ability to invest in future growth opportunities, both
 organic and via potential acquisitions
Strong and robust free cash flow generation will support investment in future growth
Capital Expenditure ($mm)
Adj. EBITDA Less Capital Expenditure ($mm)
% of
revenue:
3.4%
2.8%
19.3%
4.5%
19.3%
22.6%
6.7%
18.9%
% of
revenue:
7.7%
18.0%

16

2015 Year-to-Date Financials
• Revenue growth of 11.5% YoY, 22.3% on a constant currency basis:
 ▪ U.S. up 22.7% despite slower housing growth, reflecting continued Quartz conversion
 ▪ Australia up 21.3% on a constant currency basis, driven by our new products success (new
 Calacatta and Statuario) and strong growth in new housing completions
 ▪ Canada up 38.2% on a constant currency basis driven by continued strong performance in general and the positive impact of IKEA Canada
 ▪ Israel up 3.9% on a constant currency basis
 ▪ Europe up 23.0% and ROW up 20.6% both on a constant currency basis
• Gross margin of 40.8%, down 140 basis points
 ▪ Unfavorable exchange rates and start-up costs related to the new U.S. manufacturing facility are partially offset by positive differentiated product mix and raw material costs (most notably polyester but also quartz)
• Q3’15 included a non-cash expense of $4.7M related to silicosis claims, reflecting estimate of our total uninsured exposure (recorded under Operating Expenses and adjusted out in non-GAAP measures below)
• Adjusted EBITDA grew 7.7% to $95.2M
 ▪ Margin of 25.6% vs. 26.5% in 2014, reflecting FX impact and start-up cost of U.S. manufacturing
• Adjusted Net Income of $64.0M; 4.1% above last year
 ▪ Margin of 17.2% vs. 18.4% last year
 ▪ Diluted EPS of $1.80 vs. $1.74

17

Caesarstone’s Growth Prospects

• Strengthen the brand through investment in strong R&D and continue developing innovative new colors, designs and textures
• Increase awareness of our premium brand by continuing to focus on quality, service and implementation of our proven marketing approach
Premium
Brand
• Execute on the U.S. and Canadian opportunity, as well as grow our footprint in other markets
• Continue to expand direct distribution coverage in the U.S.
Market
Penetration
• Extend our global presence through entry into new geographies and increase our reach in recently-entered markets
• Find new markets that meet our criteria of having existing demand for stone products, strong economic growth rates and high GDP per capita
Global
Footprint
Selective
Acquisitions
• Pursue selective acquisitions of manufacturers in order to build scale, enhance our marketing/distribution, accelerate global expansion

18

Part II: 2015
Annual General
Meeting

19

Introduction

20

 Summary
• Caesarstone’s board has proposed a board slate of 9 directors to be approved by the Company’s shareholders, including 3 members of Kibbutz Sdot-Yam (the “Kibbutz”) and 6 independent directors - one
 U.S.- trained director, two external directors under Israeli law and three additional independent directors
• The board composition appropriately reflects the Kibbutz’s ownership of 32.4%
• The Kibbutz’s request to nominate directors was considered by the Company’s nominating committee, as part of the vetting process
• The Kibbutz’s requirements in its current campaign, which is objected by the Company’s board, were not raised by the Kibbutz in its discussions with the nominating committee during the vetting process
• The Kibbutz’s authorized representatives informed the nominating committee that it was the Kibbutz's intention to regain control of the board, after it lost such control following the sale of the Company’s shares by the Kibbutz and its ownership decline below 50%
• Caesarstone has adopted strong corporate governance practices, including a majority independent board, and an independent audit committee, compensation committee and nominating committee
• The Kibbutz has a divergent set of motives and concerns compared to public investors and it suffers from internal infighting

21

 History of the Kibbutz’s Ownership and Management of
 Caesarstone
• The Kibbutz founded Caesarstone in 1987. The Company was managed until 2008 by
 Kibbutz members, and commencing 2009 it has been managed by the current non-
 affiliated CEO, with a majority of non-affiliated management
• The Company was 100% owned by the Kibbutz until Tene (a private equity firm)
 purchased a 30% interest starting in 2006
• The Kibbutz owned 54.5% of the Company after its IPO in 2012
• The Kibbutz’s ownership fell below 50% in June 2014 after two follow-on offerings in which the Kibbutz sold shares worth almost $300 million
• The Kibbutz currently owns 32.4% of the Company’s shares

22

• What is a kibbutz?
 ▪ A kibbutz (plural: kibbutzim) is a self-governed community of members who share certain social ideals and economic interests on a communal basis
 ▪ Located in Israel and originally primarily agricultural in orientation, many kibbutzim now operate manufacturing or industrial businesses
 ▪ All of the members of the Kibbutz continue to jointly own all of the assets of the
 Kibbutz, including its shares in the Company
• 72 of the Kibbutz’s 400 members, or 11% of the Company’s Israeli workforce, are Kibbutz members

• Two of the Company’s facilities in Israel are located on lands leased from the Kibbutz, one of which is in the area of the Kibbutz itself

• The Company has various long-term agreements with the Kibbutz, related to services provided by the Kibbutz to the Company, manpower, etc.

Caesarstone’s Relationship with the Kibbutz

23

The Kibbutz Seeks to Control the Company’s Board
• If the two new Kibbutz nominees are elected, five out of nine board seats will be held by
 Kibbutz members or its nominees
 ▪ Three Company-nominated directors are Kibbutz members holding leadership positions in the Kibbutz
 ▪ The Kibbutz is opposing two Company-nominated independent directors and proposing two of its own nominees in their stead
• The Kibbutz stated in its November 3 notice that it reserved the right to propose additional candidates if the Company increased the size of the board of directors to more than nine members
• In discussions held between the Company’s nominating committee and the Kibbutz’s representatives (one of whom is currently a director of the Company and one of whom is proposed to be elected as a director), the Kibbutz expressed interest in regaining control of the board and acting as the owner of the Company

24

Reasons for the
Company’s Position Regarding the
Director Elections

25

 Following the Recent Resignation of Two Directors, the
 Company’s Board Needs Stability and Enrichment
• The Company’s board included 11 directors until September 2015, when two directors
 (both of whom had been Kibbutz nominees) resigned over matters not related to the
 Company’s disclosures or business
 ▪These directors’ resignations occurred after an intentional attack initiated by a self-
 identified short seller, which led to heightened volatility in the Company’s share price
• The Company’s independent nominating committee and a majority of the Company’s independent board have decided that a board with nine members would be in the
 Company’s and its shareholders’ best interests given the unwieldy nature of an 11-
 person board

26

 Following the Recent Resignation of Two Directors, the
 Company’s Board Needs Stability and Enrichment
 (cont’d)
• The Company’s independent nominating committee has proposed a balanced slate comprised of new and tenured directors with a diverse set of skills, expertise and backgrounds; this includes Kibbutz representatives, a well-qualified American director, a clear, true majority of independents and a clearly independent chairman
• Ronald Kaplan, a new nominee for director who is the chairman of a U.S public company and whose candidacy is supported by the Kibbutz, sent a letter to the Company stating his view that the current campaign being undertaken by the Kibbutz does not serve a productive purpose. He is expecting to serve only alongside the board nominees proposed and vetted - like he was - by the nominating committee (Ronald Kaplan’s letter is attached as an appendix to this presentation)

27

 The Kibbutz Is Already Appropriately Represented on
 the Board
• This level of representation is appropriate considering the Kibbutz holds 32.4% of the
 Company’s shares
• Three out of nine directors proposed by the Company - Shachar Degani, Amihai Beer and Amit Ben Zvi - were selected by the Kibbutz and approved by the Company’s nominating committee and full board. These directors would represent the Kibbutz’s proportionate one-third interest
• These director nominees are also Kibbutz members
 • Shachar Degani and Amit Ben Zvi hold the most senior managerial positions in the
 Kibbutz
 • Amihai Beer serves as legal counsel to the Kibbutz

28

 The Company Nominees Opposed by the Kibbutz Possess
 Exactly the Characteristics the Kibbutz Claims Are Lacking
 on the Board
• Despite proclaiming its desire to “reinforce” the board, the Kibbutz is opposing Yonatan
 Melamed, a veteran independent director with eight years of impeccable service who is also the nominee for chairman
• Despite proclaiming its desire to “refresh” the board, the Kibbutz is opposing Ofer
 Tsimchi, an independent director who was only elected to the board in December
 2014
• Additionally, both Yonatan Melamed and Ofer Tsimchi are highly skilled and experienced executives and directors
   We believe that the Kibbutz is seeking to control the Company’s board by opposing the election of two independent directors recommended by the
 Company and seeking the election of two hand-picked nominees that will conform to the Kibbutz’s agenda

29

 The Kibbutz’s Method of Proposing Candidates Runs
 Counter to Notions of Good Governance
• The Company’s nomination process
 ▪ Nominees for election to the Company’s board are selected by the Company’s independent nominating committee and approved by the board
 ▪ Given its representation, the Kibbutz had multiple opportunities to propose candidates to the Company’s nominating committee
 ▪ The Kibbutz notified the Company it intended to propose its alternate slate of directors just hours before the Company’s third quarter earnings conference call

30

 The Kibbutz’s Method of Proposing Candidates Runs
 Counter to Notions of Good Governance (cont’d)
• The Kibbutz’s proposed candidates
 ▪ The Kibbutz’s first alternate director nominee, Yitzhak Sharir, was vetted and was not recommended by the nominating committee in 2014
 ▪ The Company’s nominating committee has had no opportunity at all to vet the Kibbutz’s second alternate director nominee, Amnon Dick, as the Kibbutz did not present him at any point in the vetting process
 ▪ Mr. Dick’s independence is questionable as he was until recently chairman of the board at another company held by the Kibbutz

31

 The Kibbutz’s Interests Are Not Aligned With Those of
 the Company’s Public Shareholders
• The Kibbutz historically received significant ongoing cash from the Company prior to the
 Company’s IPO. The Kibbutz has continued to seek substantial dividends from the
 Company until very recently, irrespective of whether such dividends are beneficial to all shareholders and without concern for potential differences in jurisdictional tax treatment of dividend income between themselves and other public shareholders
• The Kibbutz has extracted almost $300 million of value from selling the Company’s shares
• The Kibbutz is not a regular investor, but a unique social community with a divergent set of motives and concerns that suffers from internal fights

32

 The Kibbutz’s Interests Are Not Aligned With Those of
 the Company’s Public Shareholders (cont’d)
• The Kibbutz is party to a series of related party agreements with the Company that resulted in the payment of approximately $16 million to the Kibbutz in 2014. While these agreements are subject to significant scrutiny under Israeli law due to shareholders, board and audit committee approvals, they place the Kibbutz in a different position from that of public shareholders
• The board has fulfilled its fiduciary duties for the benefit of all of its shareholders while respecting the Kibbutz’s interests, relationship and history with the Company. This speaks to effective checks and balances, a proper board composition and strong management

33

The Company’s Continued Attempts
to Engage the Kibbutz

34

 The Company Has Endeavored to Engage With the
 Kibbutz and Address Its Concerns
• The Company’s independent nominating committee held discussions with the
 Kibbutz’s authorized representatives before calling the Company’s upcoming annual general meeting
 ▪ During these discussions the Kibbutz stated that it was interested in regaining control of the board and acting as owner of the Company
 ▪ The Kibbutz’s proposed nominees brought to the attention of the Company’s independent nominating committee during those discussions were Kibbutz members only; none of such Kibbutz’s nominees were independent directors or U.S. resident directors

35

 The Company Has Endeavored to Engage With the
 Kibbutz and Address Its Concerns (cont’d)
• The Company has attempted to reach out to the Kibbutz since the Kibbutz launched its proxy contest. Attempts to discuss the matter with the Kibbutz have been rejected by the Kibbutz
 ▪ These attempts include formal written communication to the Kibbutz’s lawyers which identified inaccuracies and misstatements in the position statement published by the
 Kibbutz and which proposed to set up a meeting with the Kibbutz’s representatives.
 No answer of any kind has been received
• The Kibbutz has threatened the Company’s CEO and directors that by communicating with Kibbutz members with respect to the annual general meeting, the Company has somehow acted illegally and caused harm to the Kibbutz
• It has been brought to the Company’s attention that a significant number of the Kibbutz’s members objects to the proxy battle initiated by the Kibbutz. Some of these Kibbutz members asked to meet with the Company's CEO and independent directors, but the
 Kibbutz demanded from the Company and its directors that such meetings not take place

36

Company’s Reference to the Kibbutz’s
Claims

37

 Kibbutz’s Claim: the Company’s Management Opposed
 the Election of an Independent Chairman
• The Company’s independent nominating committee and a majority of the Company’s board decided it would be in best interests of Company for Maxim Ohana (affiliated with the Kibbutz) to remain as chairman for one more term in order to transition a new independent chairman
 ▪ The nominating committee and the Board felt that Mr. Ohana’s service to the
 Company was above reproach and, that he had always acted with integrity and in the best interests of all of the Company’s shareholders
• The Kibbutz rejected the independent nominating committee’s proposal that Mr.
 Ohana serve at least one more year during transition to an independent chairman. The
 Kibbutz also requested that Mr. Ohana not stand for reelection
 • The Kibbutz’s desire to end the service of Mr. Ohana as chairman is an example of how infighting at the Kibbutz has adversely impacted the Company and how, over the objections of the nominating committee, the Kibbutz has sought to replace an individual who acted independently from the Kibbutz with one who will not do so

38

 Kibbutz’s Claim: the Company’s Management Opposed
 the Election of an Independent Chairman (cont’d)
• Contrary to the Kibbutz’s claim, the Kibbutz never proposed that the chairman be an independent director
• Given the events described above, the nominating committee and the board decided to nominate Yonatan Melamed, a veteran independent director of the Company, as chairman
 ▪ Mr. Melamed is a highly skilled and experienced manager, director and chairman of other companies in Israel
 ▪  He has diligently and independently served on the Company’s board for the past eight years
• If successful in opposing Mr. Melamed’s election, the Kibbutz hopes that the new board, which will be practically controlled by the Kibbutz following the annual general meeting, elect a chairman other than Mr. Melamed

39

 Kibbutz’s Claim: the Drop in the Company’s Share Price
 Means That the Kibbutz Should Take Control of the Board
• The Company experienced a drop in share price in 2015. The Company started the year with a share price in the $60s range
• After rising to the low $70s range, the share price fell to a low $50s range in late August after the Company slightly lowered guidance for revenues (but not Adjusted EBITDA) to reflect the impact of foreign exchange and to reflect a slightly lower growth rate in the
 United States compared to prior expectations
• Following a targeted attack based on misleading and false information by a short seller the stock price decreased to the low $40s range in the first half of September
• The largest percentage decline in the stock, approximately 30%, then came in the period from September 17 to September 29 when two directors nominated by the Kibbutz
 (one of whom was affiliated with the Kibbutz and one of whom was independent)
 resigned from the Company’s board and alarmed the market

40

 Kibbutz’s Claim: the Drop in Company’s Share Price Means
 That the Kibbutz Should Take Control of the Board (cont’d)
• The Company’s share price has recovered somewhat since September, driven in part by record results for the third quarter of 2015
• Given the events described on the previous slide, the Company believes that the Kibbutz’s initiative to regain control of the board has nothing to do with the drop in the Company’s share price
• Furthermore, the drop in the Company’s share price should not be viewed as a rationale for the Kibbutz to take further control of the board

41

 Kibbutz’s Claim: There Are Serious Corporate Governance
 Problems at the Company
• The Company has instituted strong corporate governance practices
 ▪ The Company has had a majority independent board since December 2014
 ▪ The Company has had an independent audit committee since its IPO, an independent compensation committee since 2013 and an independent nominating committee since September 2014
 ▪ No members of management sit on the Company’s board.
• The Company is currently seeking to institute an independent chairman of the board

42

 Kibbutz’s Claim: the Kibbutz’s Additional Influence
 Would Promote Improved Governance at the Company
• The Kibbutz is already appropriately represented on the board of the Company given its significant shareholding
• However, the Kibbutz’s involvement in the Company has not historically and has recently been antithetical to good governance
 ▪ The Kibbutz has taken inconsistent and unpredictable positions. The Kibbutz’s representatives have supported putting items in the agenda for a shareholder vote (i.e., the Company’s compensation policy) and then subsequently voted against them at the shareholder meeting
 ▪ The Kibbutz’s has engaged an outside law firm to write threatening letters to the
 Company’s CEO and directors regarding their discussions with Kibbutz members

43

Questions?

44

Thank You

45

Appendices:
•  Ronald Kaplan’s Letter
•  Non-GAAP Financial
    Reconciliations

Ron Kaplan

November 17, 2015

Maxim Ohana – Chairman
Yos Shiran – CEO
Caesarstone Sdot Yam Ltd.
MP Menashe 3780400, Israel

Dear Maxim and Yos:

It has been a pleasure speaking with you these last few weeks and learning about Caesarstone. I have also enjoyed the opportunity to meet with other board members. I am honored to have been selected as a nominee for board membership.

For more than 25 years, I have served in senior management positions at public companies in the United States ultimately leading one of them as CEO and currently serving as Chairman of that company's board. I believe that a diversity of experience and views is valuable to any board of directors. As the only proposed member of the board with experience leading a U.S. public company, I hope to contribute to the discussions at the board level, and offer support and guidance to management in strengthening and growing the company.

As part of my early discussions when considering joining the board, I learned quickly of Caesarstone's relationship with Kibbutz Sdot-Yam, its founder and significant shareholder. I have deep respect for the Kibbutz and certainly the views of any significant shareholder such as the Kibbutz need to be considered carefully by the board.

Nevertheless, I believe that the current campaign being undertaken by the Kibbutz does not serve a productive purpose. The Kibbutz is well represented on the board. I have enjoyed meeting its representatives at the board. The Kibbutz recently presented my election to the board – together with its two alternate nominees – as a solution to certain issues it stated. I do not view my candidacy in this way. Rather, I am expecting to serve only alongside the board nominees proposed and vetted – like I was – by the nominating committee.

I hope the Company and the Kibbutz will be able to put this episode behind them quickly once the annual meeting is concluded since there is much work to be done and this serves as a distraction from that work. If elected, I will do my best to diligently serve the interests of all of the Company's shareholders.

Sincerely,

Ronald Kaplan

Ronald Kaplan

caesarstone

46

Adjusted EBITDA Reconciliation

USD (0,000)	2010A	2011A	2012A	2013A	2014A
Net Income	$29,006	$29,304	$40,367	$64,353	$80,256
Interest Expense, net	$2,370	$4,775	$2,773	$1,314	$1,048
Taxes on income	$7,399	$3,600	$6,821	$10,336	$13,738
Depreciation and Amortization	$10,034	$14,615	$14,368	$14,994	$17,176
Equity in losses of affiliate, net (1)	-$296	-$67			
Excess cost of acquired inventory (2)		$4,021	$885	$188	$231
Share-based compensation expense (3)	$1,384	$1,259	$3,007	$2,514	$2,642
Inventory - change of estimate (4)				-$3,458	$0
Follow-on expenses (5)				$1,470	$657
IPO bonus (6)			$1,970		
Caesarstone USA contingent consideration adjustment (7)			$255		
Litigation gain (8)		-$1,783	-$1,001		
Microgil loan and inventory write down (9)		$2,916			
Provision for employees fringe benefits (10)					$939
Settlement with the tax authorities (11)					-$134
Adjusted EBITDA	$50,489	$58,774	$69,445	$91,711	$116,553
% of sale	*25.4%*	*22.6%*	*23.4%*	*25.7%*	*26.1%*

caesarstone

47

(1) Consists of our portion of the results of operations of Caesarstone USA prior to its acquisition by us in May 2011.
(2) Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory-which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.
(3) In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company. In 2014, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as expenses related to share-based rights granted during the period.
(4) Relates to a change in estimate for the value of inventory following the implementation of the Company's new ERP system in April 2013.
(5) In 2013, consists of direct expenses related to a follow-on offering that closed in April 2013, including a bonus paid by the Company' former shareholder, Tene, to certain of its employees that under US GAAP the Company is required to expense against paid-in capital. In 2014, consists of direct expenses related to a follow-on offering that closed in June 2014.
(6) Consists of the payment of $1.72 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's initial public offering, or
 IPO.
(7) Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(8) In 2011, litigation gain consists of a mediation award in the Company's favor pursuant to two trademark infringement cases brought by Caesarstone Australia Pty Limited. In 2012, litigation gain resulted from a settlement agreement with the former chief excecutive officer of Caesarstone Australia Pty Limited related to litigation that had been commenced in 2010. Pursuant to the settlement, he transferred to the
 Company the ownership of all his shares in Caesarstone Australia Pty Limited received in connection with his employment. The Company did not make any payments in connection with such transfer or other payments to the former chief executive officer. As a result of the settlement, the Company reversed the liability provision in connection with the litigation and the adjustment is presented net of the related litigation expenses incurred in connection with the settlement.
(9) Relates to our writing down to zero the cost of inventory provided to Microgil, our former third-party quartz processor in Israel, in 2011 in the amount of $1.8 million and our writing down to zero our $1.1 million loan to Microgil, in each case, in connection with a dispute.
(10) Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.
(11) Relates to a refund of Israeli value added tax (VAT) associated with a bad debt from 2007

Adjusted Net Income Attributable to Controlling Interest Reconciliation

USD (0,000)	2010A	2011A	2012A	2013A	2014A
Net income attributable to controlling interest	$28,658	$29,052	$39,632	$63,344	$78,436
Tene option revaluation					
Excess cost of acquired inventory (1)		$4,021	$885	$188	$231
Share-based compensation expense (2)	$1,384	$1,259	$3,007	$2,514	$2,642
IPO bonus (3)			$1,970		
Caesarstone USA contingent consideration adjustment (4)			$255		
Inventory - change of estimate (5)				-$3,458	$0
Follow-on expenses (6)				$1,470	$657
Litigation gain (7)		-$1,783	-$1,001		
Microgil loan and inventory write down (8)		$2,916			
Provision for employees fringe benefits (9)					$939
Settlement with the tax authorities (10)					-$134
Tax adjustment (11)					$342
Total adjustments before tax	$1,384	$6,413	$5,116	$714	$4,677
Less tax on above adjustments (12)	$279	$700	$740	$99	$618
Total adjustments after tax	$1,105	$5,713	$4,376	$615	$4,059
Adjusted Net Income	$29,763	$34,765	$44,008	$63,959	$82,495
% of sales	*15.0%*	*13.4%*	*14.8%*	*17.9%*	*18.4%*

caesarstone

48

(1) Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory-which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.
(2)  In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company. In 2014, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as expenses related to share-based rights granted during the period.
(3) Consists of the payment of $1.72 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's IPO.
(4) Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.
(5) Relates to a change in estimate for the value of inventory following the implementation of the Company's new ERP system in April 2013.
(6) In 2013, consists of direct expenses related to a follow on-offering that closed in April 2013, including a bonus paid by the Company' former shareholder, Tene, to certain of its employees that under US GAAP the
 Company is required to expense against paid-in capital. In 2014, consists of direct expenses related to a follow on offering that closed in June 2014.
(7) In 2011, litigation gain consists of a mediation award in the Company's favor pursuant to two trademark infringement cases brought by Caesarstone Australia Pty Limited. In 2012, litigation gain resulted from a settlement agreement with the former chief excecutive officer of Caesarstone Australia Pty Limited related to litigation that had been commenced in 2010. Pursuant to the settlement, he transferred to the Company the ownership of all his shares in Caesarstone Australia Pty Limited received in connection with his employment. The Company did not make any payments in connection with such transfer or other payments to the former chief executive officer. As a result of the settlement, the Company reversed the liability provision in connection with the litigation and the adjustment is presented net of the related litigation expenses incurred in connection with the settlement.
(8) Relates to our writing down to zero the cost of inventory provided to Microgil, our former third-party quartz processor in Israel, in 2011 in the amount of $1.8 million and our writing down to zero our $1.1 million loan to Microgil, in each case, in connection with a dispute.
(9) Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.
(10) Relates to a refund of Israeli value added tax (VAT) associated with a bad debt from 2007
(11) Tax adjustment as a result of tax settlement with the Israeli tax authorities.
(12) The tax adjustments for the three and Twelve months ended December 31, 2014 and 2013 were based on the effective tax rate (excluding adjustments to the tax line item) for these periods, respectively.